March 2010 Pricing Sheet dated March 17, 2010 relating to Preliminary Pricing Supplement No. 342 dated March 15, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Buffered PLUS due September 24, 2012
Based on the Performance of a Basket of Twenty Stocks
PRICING TERMS – March 17, 2010
Issuer:	Morgan Stanley
Issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	March 17, 2010
Original issue date:	March 24, 2010 (5 business days after the pricing date)
Maturity date:	September 24, 2012
Aggregate principal amount:	$ 3,195,750
Basket:	Issuer of basket stocks	Ticker symbol	Exchange	Percentage of initial basket value	Multiplier	Initial price of basket stock	Initial value per basket stock
	Thermo Fisher Scientific, Inc.	TMO	NYSE	5%	0.100060036	$49.97	5
	Symantec Corporation	SYMC	Nasdaq	5%	0.292056075	$17.12	5
	L-3 Communications Holdings, Inc.	LLL	NYSE	5%	0.053185831	$94.01	5
	Agilent Technologies, Inc.	A	NYSE	5%	0.149790294	$33.38	5
	STERIS Corporation	STE	NYSE	5%	0.152160682	$32.86	5
	VeriSign, Inc.	VRSN	Nasdaq	5%	0.187125749	$26.72	5
	Zebra Technologies Corporation	ZBRA	Nasdaq	5%	0.165837479	$30.15	5
	ManTech International Corporation	MANT	Nasdaq	5%	0.097847358	$51.10	5
	Saic, Inc.	SAI	NYSE	5%	0.259470680	$19.27	5
	McAfee Inc.	MFE	NYSE	5%	0.119760479	$41.75	5
	Harris Corporation	HRS	NYSE	5%	0.107411386	$46.55	5
	Check Point Software Technologies Ltd.	CHKP	Nasdaq	5%	0.145518044	$34.36	5
	FLIR Systems, Inc.	FLIR	Nasdaq	5%	0.187265918	$26.70	5
	Blue Coat Systems, Inc.	BCSI	Nasdaq	5%	0.156641604	$31.92	5
	Tetra Tech, Inc.	TTEK	Nasdaq	5%	0.240731825	$20.77	5
	Lockheed Martin Corporation	LMT	NYSE	5%	0.058920575	$84.86	5
	The Boeing Company	BA	NYSE	5%	0.072066878	$69.38	5
	General Dynamics Corporation	GD	NYSE	5%	0.066684449	$74.98	5
	Raytheon Company	RTN	NYSE	5%	0.087966221	$56.84	5
	Honeywell International Inc.	HON	NYSE	5%	0.116522955	$42.91	5
Payment at maturity:
At maturity you will receive an amount per Buffered PLUS equal to:
¡ If the final basket value is greater than the initial basket value:
$10 + leveraged upside payment, subject to the maximum payment at maturity per Buffered PLUS
¡ If the final basket value is less than or equal to the initial basket value but has declined by an amount less than or equal to the buffer amount of 5% from its initial value:
$10
¡ If the final basket value is less than the initial basket value and has declined by an amount more than the buffer amount of 5% from its initial value:
($10 x basket performance factor) + $0.50
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the Buffered PLUS pay less than $0.50 per Buffered PLUS at maturity.

CUSIP/ISIN:	617484423 / US6174844232
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Buffered PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Terms continued:	Please see the next page for further pricing terms of the Buffered PLUS.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)			Proceeds to Issuer
Per Buffered PLUS	$10	$0.1406			$9.8594
Total	$3,195,750	$44,932.25			$3,150,817.75
(1)   Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1406 for each Buffered PLUS they sell.  See “Description of Buffered PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 342 dated March 15, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffer PLUS due September 24, 2012
Based on the Performance of a Basket of Twenty Stocks

PRICING TERMS: Continued from cover page
Buffer amount:	5%
Interest:	None
Leveraged upside payment:	$100 x basket percentage increase x leverage factor
Basket percentage increase:	(final basket value – initial basket value) / initial basket value
Leverage factor:	120%
Maximum payment at maturity:	$12.40 per Buffered PLUS (124% of the Stated Principal Amount)
Minimum payment at maturity:	$0.50 per Buffered PLUS (5% of the stated principal amount)
Basket performance factor:	final basket value / initial basket value
Initial basket value:	100
Final basket value:	The basket value on the basket valuation date
Basket value:	The basket value on any date equals the sum of the products of the closing price and the multiplier for each basket stock, each determined as of such date by the calculation agent.
Multiplier:
The multiplier for each basket stock reflects the fractional amount of each basket stock included in the basket based on the initial weighting and the price of each basket stock on the pricing date as set forth above under “Basket––Multiplier.”  The multiplier for each basket stock will remain constant for the term of the Buffered PLUS, unless adjusted for certain corporate events relating to the issuer of that basket stock.

Basket valuation date:	September 19, 2012, subject to adjustment for non-trading days and market disruption events